MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W. Calgary, AB, T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

October 11, 2005

3.	News Release

A news release dated October 11, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on October 11, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On October 11, 2005, TransGlobe announced another successful development well on Block S-1 in the Republic of Yemen. TransGlobe has updated production estimates for 2005 based on current results and future plans for the balance of the year. Production is now expected to average between 5,000 and 5,300 Boepd for the year (an 8% reduction from previous estimate) due to pipeline, facility and surface access delays in Canada; facility constraints at Block S-1 in Yemen; and a larger than anticipated decline in production at Block 32 in Yemen.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

October 11, 2005

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES SUCCESSFUL DEVELOPMENT
WELL IN YEMEN AND OPERATIONAL UPDATES

Calgary, Alberta, Tuesday, October 11, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces another successful development well on Block S-1 in the Republic of Yemen.

Block S-1, Yemen (25.0% working interest)

An Nagyah #17, which commenced drilling on August 28, 2005, reached a total depth of 2,066 meters and was completed as a producing oil well after flowing at a stabilized rate of 3,250 barrels of light (43 degree API) oil per day and 1.8 million cubic feet of gas per day on a 48/64 inch choke.

The An Nagyah #17 well encountered the Lam A sandstone reservoir and was completed in a 575 meter horizontal section. The well is now being pipeline connected to the An Nagyah facilities.

The drilling rig is preparing to move to the next drilling location at An Nagyah #18. The An Nagyah #18 well is planned as an 800 meter horizontal well in the Lam B sandstone of the An Nagyah field, adjacent to An Nagyah #3. The Lam B sandstones were initially discovered in the An Nagyah #3 vertical well where they had a net pay of 5.0 meters and a tested oil column of more than 50 meters. The An Nagyah #3 Lam B zone tested at a rate of 240 barrels of light, sweet (42 degree API) oil per day. The core and test data indicate the Lam B reservoir has less porosity and permeability than the Lam A reservoir therefore a horizontal well is being drilled at An Nagyah #18 to enhance production.

Block 32, Yemen (13.81% working interest)

The Balan #1 exploration well commenced drilling on October 1. The well is located approximately 11 kilometers north of the Tasour field. Balan #1 will test for three potential oil accumulations, the Qishn sandstone, the Saar carbonate and the fractured Basement. The well is expected to finish drilling by mid November.

A second rig is planned to start drilling on another exploration location at North Hemiar by the end of October. The North Hemiar well location is approximately 7 kilometers east of the Tasour field and will test for a potential oil accumulation in the Qishn sandstone.

Block 72, Yemen (33% working interest)

A seismic acquisition program consisting of 255 km of 2-D data has commenced on Block 72. The acquisition and processing of the data is anticipated to be completed in early 2006. A two well exploration drilling program is planned for late 2006.

Nuqra Block, Egypt (50% working interest)

TransGlobe anticipates starting a new seismic acquisition program of 800 kilometers of 2-D data in the fourth quarter 2005. It is expected that a two well drilling program will commence in late 2006.

Canada

TransGlobe has drilled 13 wells to date, resulting in 4 oil wells (3.7 net) and 9 gas wells (7.9 net) of which 3 wells are currently on production. Of the remaining ten wells, four are awaiting completion and six are waiting on pipeline connections. Drilling will commence in the Nevis area next week and the Company expects to be drilling continuously for the balance of year (10-15 additional wells).

Production

TransGlobe has updated production estimates for 2005 based on current results and future plans for the balance of the year. Production is now expected to average between 5,000 and 5,300 Boepd for the year (an 8% reduction from previous estimate) due to: pipeline, facility and surface access delays in Canada; facility constraints at Block S-1 in Yemen; and a larger than anticipated decline in production at Block 32 in Yemen.

At present the Company has approximately 300 to 400 Boepd of new production shut-in in Canada due to pipeline and facility delays that are related to weather and surface access.

At Block S-1, with recent facility constraints resolved the pipeline is transporting approximately 10,200 barrels of oil per day (before the addition of An Nagyah #17). Daily production from Block S-1 is expected to increase to between 11,000 and 12,000 gross barrels of oil (2,750 to 3,000 Bopd to TransGlobe) by the end of October when An Nagyah #17 production is added.

The Tasour field in Block 32 in Yemen experienced lower production than expected during August and September. In late September the Tasour #19 Qishn producer (1,200 Bopd) was shut in. Tasour #19 is scheduled for a workover in late October to restore production. The Tasour field is currently producing approximately 12,400 Bopd (1,700 Bopd to TransGlobe) and expected to average 12,000 to 13,000 Bopd for the balance of 2005.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s David C. Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

David C. Ferguson	Executive Offices:
Vice President, Finance & CFO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com